Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

April 9, 2018

Via EDGAR

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Variable Products Series Fund, Inc. Post-Effective Amendment No. 72 File Nos. 33-18647 and 811-05398

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the post-effective amendment to the registration statement filed on Form N-1A for AB VPS Balanced Wealth Strategy Portfolio (the “Portfolio”), a series of AB Variable Products Series Fund, Inc. (the “Registrant”), as provided orally to Anna C. Weigand of this office on March 23, 2018. The Staff’s comments and our responses are discussed below.

General

Comment 1:	Please ensure that the facing sheet of the Portfolio’s next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:	The facing sheet of the Portfolio’s next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Prospectus

Summary Information

Comment 2:	Please delete the sentence under “Fees and Expenses of the Portfolio” that reads “The operating expenses information below is designed to assist Contractholders of variable products that invest in the Portfolio in understanding the fees and expenses that they may pay as an investor.” This disclosure is neither required nor permitted by Form N-1A.

Response:	The Prospectus has been revised in response to this comment.

Comment 3:	Please include disclosure in footnote (b) to the “Annual Portfolio Operating Expenses” table that the contractual fee waiver for the Portfolio may be terminated only by the Portfolio board prior to the expiration date. Please also disclose whether recoupment of amounts waived or reimbursed is permitted and describe the circumstances under which recoupment may be provided.

Response:	The Prospectus has been revised to state that the contractual fee waiver may be terminated only by the Portfolio board prior to the expiration date. The Portfolio confirms that recoupment of amounts waived or reimbursed is not permitted, but has not revised the Prospectus in response to this portion of the comment because such disclosure is not required under Form N-1A.

Comment 4:	Please add the disclosure found in the third and fourth sentence in the “Fees and Expenses of the Portfolio” section to the “Examples” narrative.

Response:	The Portfolio believes that these sentences are appropriate and sufficient immediately following the heading “Fees and Expenses of the Portfolio.” The disclosure has not been revised in response to this comment.

Comment 5:	Principal Strategies: The principal strategies reference investment in inflation-sensitive equity securities. Please incorporate appropriate corresponding risk disclosure in the principal risks, and disclose the types of securities that would be considered inflation-sensitive equity securities.

Response:	The “Principal Strategies” and “Principal Risks” sections of the Prospectus have been revised in response to this comment.

Comment 6:	Principal Strategies: The principal strategies reference investment in natural resource equity securities. Please incorporate appropriate corresponding risk disclosure in the principal risks.

Response:	The Portfolio believes that the “Principal Risks” section contains appropriate disclosure for these instruments, including disclosure in the “Principal Risks” section regarding Real Asset Risk, which was added, in part, to cover securities of this type.

Comment 7:	Principal Strategies: The principal strategies reference investment in securities of issuers located in emerging market countries. Please incorporate appropriate corresponding risk disclosure in the principal risks. Please also disclose the method in which the Adviser determines whether a country is an emerging market.

Response:	Although the Portfolio may invest in securities of issuers located in emerging market countries as the disclosure indicates, such investments do not in themselves constitute a principal strategy of the Portfolio but are intended to provide more information about the Portfolio’s principal strategy of investing in securities of issuers located in the United States and in other countries throughout the world. Nevertheless, the “Principal Risks” section has been revised in response to this comment.

The Portfolio believes that the emerging market countries reference is a commonly understood reference and that there is no reason for a precise definition of emerging markets. The Prospectus has been revised, however, to include certain additional information about emerging markets, which is currently included in the combined AB Variable Products Series Fund, Inc. prospectus, in the “Additional Information about the Portfolio’s Risks and Its Investments” section of the Prospectus.

Comment 8:	Principal Strategies: Please consider revising the principal strategies section to tighten up the disclosure to make it more clear and direct in describing the Portfolio’s principal strategies (e.g., the third and fourth paragraphs describe investment in large cap equities and could be shortened, moving additional detailed information to the Additional Information section).

Response:	Certain disclosure in the “Principal Strategies” section has been reorganized in response to this comment.

Comment 9:	Principal Strategies: The principal strategies reference investment in inflation-indexed securities. Please incorporate appropriate corresponding risk disclosure in the principal risks.

Response:	The Registrant has reviewed the risk disclosures for the Portfolio and believes that the risks of these investments are appropriately reflected under “Principal Risks” and has revised the “Additional Information about the Portfolio’s Risks and Its Investments” section in the Prospectus to include disclosure on inflation-indexed securities.

Comment 10:	Principal Strategies: The principal strategies reference investment in preferred stock. Please incorporate appropriate corresponding risk disclosure in the principal risks.

Response:	Although the Portfolio may invest in preferred stock as the disclosure indicates, such investments do not in themselves constitute a principal strategy of the Portfolio but are intended to provide more information about the Portfolio’s principal strategy of investing in equity securities. The Prospectus has not been revised in response to this comment.

Comment 11:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

Comment 12:	Principal Strategies: The principal strategies reference engaging in currency hedging strategies. Please incorporate appropriate corresponding risk disclosure in the principal risks with respect to the securities relating to these strategies.

Response:	The Portfolio believes that the “Principal Risks” section contains appropriate disclosure for these instruments at this time, including disclosures in the “Principal Risks” section regarding Currency Risk and Derivatives Risk.

Comment 13:	Bar Chart and Performance Information: Please revise the bold paragraph in this section to clarify whether the amendments to the Portfolio’s principal strategies will take effect by or before the date of the Prospectus.

Response:	The amendments to the Portfolio’s principal strategies will take effect on the date of the Prospectus (May 1, 2018). The Prospectus has not been revised in response to this comment.

Comment 14:	Portfolio Managers: Per Instruction 2 to Item 5(b) of Form N-1A, please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Portfolio’s portfolio.

Response:	The Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would be inconsistent with disclosures for other AB mutual funds. The Prospectus has not been revised in response to this comment.

Comment 15:	Portfolio Managers: We note that the month is not included in the length of service provided for Daniel J. Loewy. Please include the month and year for all portfolio managers.

Response:	Item 5(b) of Form N-1A requires that the Prospectus disclose the length of service of each portfolio manager, but does not state that the month must be included. It is the practice of the AB Mutual Funds to include the month and year during a portfolio manager’s first year of service on a Fund and to include the year only thereafter. The Prospectus has not been revised in response to this comment.

Additional Information about the Portfolio’s Risks and Investments

Comment 16:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Please reference IM Guidance Update No. 2014-08.

Response:	The disclosure states that this section of the Prospectus provides additional information about the Portfolio’s investment practices and related risks, including principal and non-principal strategies and risks. The Portfolio’s principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits a Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Portfolio believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 17:	The fourth paragraph in the disclosure regarding derivatives states that the Portfolio’s investments “may include, but are not limited to,” certain derivatives. Per Comment 11 above, please ensure that disclosure relating to derivatives is consistent with the ICI Letter (i.e., explain all derivatives that the Portfolio may invest in).

Response:	The Registrant confirms that the Portfolio’s disclosure relating to derivatives is consistent with the ICI Letter and is tailored to the specific derivative instruments in which the Portfolio primarily invests. The Registrant notes that discussion in the ICI Letter suggests that “disclosing information about all of the securities in which a fund might invest does not help a typical fund investor evaluate how the fund’s portfolio will be managed or the overall risks of investing in the fund.”

Comment 18:	The disclosure regarding illiquid securities references a compliance date of December 1, 2018 for new Rule 22e-4. Please confirm that this compliance date is correct with respect to the disclosure.

Response:	The Portfolio confirms that the compliance date is correct with respect to this element of Rule 22e-4. The Prospectus has not been revised in response to this comment.

Comment 19:	Additional Risk and Other Considerations. Revise the introductory narrative to this section to clarify whether the disclosures refer to principal or non-principal risks.

Response:	Please see the response to Comment 16.

Investing In the Portfolio

Comment 20:	Please add disclosure pursuant to Item 11(c) regarding redemptions.

Response:	The Prospectus has been revised in response to this comment to the extent applicable to a variable products fund.

Management of the Portfolio

Comment 21:	Portfolio Managers: We note that the month is not included in the length of service provided for Daniel J. Loewy. Please include the month and year for all portfolio managers.

Response:	Please see the response to Comment 15.

SAI

Comment 22:	Fundamental and Non-Fundamental Investment Policies: Please provide additional disclosure relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Portfolio’s investments in greater detail (Note that the Staff is not requesting that the Portfolio change its fundamental policies, but requests that descriptions be provided following those disclosures).

Response:	The Portfolio believes the disclosure appropriately reflects the Portfolio’s fundamental and non-fundamental investment policies as approved by the Portfolio’s Board of Directors. The SAI has not been revised in response to this comment.

Comment 23:	Please include the information in the paragraph appearing on page 68 regarding the Directors’ additional directorships within the table preceding it.

Response:	The SAI includes the additional disclosures in the paragraph following the Directors table to disclose additional directorships held by certain directors that were held within the past five years but are not considered to have been principal occupations of those Directors. Additionally, these directorships are not required to be included under Other Directorships in the table per Instruction 4 to Item 17(a)(1). The SAI has not been revised in response to this comment.

Comment 24:	Please delete disclosure relating to Frequent Purchases and Sales of Portfolio Shares in the SAI that is already provided in the Portfolio’s Prospectus. Any information on such policies disclosed in the SAI that is not included in the Prospectus should be included in the Prospectus.

Response:	The SAI has been revised in response to this comment. The Portfolio confirms that the Prospectus disclosure is substantially similar to the disclosure that has been deleted from the SAI.

Comment 25:	We note that the section “Purchase and Redemption of Shares—Redemption of Shares” contains disclosures that should be included in the Prospectus disclosures. When adding disclosure to the Prospectus per Comment 20, please reconcile that disclosure with this SAI disclosure. Please also include disclosures responsive to Items 11(c)(7) and 11(c)(8).

Response:	The SAI has been revised in response to this comment to the extent applicable to a variable products fund.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Anna C. Weigand
Anna C. Weigand

cc:	Emilie D. Wrapp, Esq.
Eric Freed, Esq.
Paul M. Miller, Esq.